UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Core & Main, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

21874C 102

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21874C 102

1.	Names of Reporting Persons CD&R Fund X Advisor Waterworks B, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Based on 191,663,136 shares of Class A common stock of Core & Main, Inc. (the “Issuer”) outstanding as of January 19, 2024, as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(5), dated January 22, 2024 (the “Prospectus Supplement”), after giving effect to the sales on January 25, 2024 by CD&R Fund X Advisor Waterworks B, L.P., CD&R Fund X Waterworks B1, L.P., CD&R Fund X-A Waterworks B, L.P. and CD&R Waterworks Holdings LLC of certain shares held by them in connection with the offering and concurrent repurchase transactions described therein, pursuant to an effective registration statement on Form S-3 (File No. 333-267437) filed with the SEC on September 15, 2022 (the “Transactions”).

CUSIP No. 21874C 102

1.	Names of Reporting Persons CD&R Fund X Waterworks B1, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Based on 191,663,136 shares of the Issuer’s Class A common stock outstanding as of January 19, 2024, as set forth in the Prospectus Supplement, after giving effect to the Transactions.

CUSIP No. 21874C 102

1.	Names of Reporting Persons CD&R Fund X-A Waterworks B, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Based on 191,663,136 shares of the Issuer’s Class A common stock outstanding as of January 19, 2024, as set forth in the Prospectus Supplement, after giving effect to the Transactions.

CUSIP No. 21874C 102

1.	Names of Reporting Persons CD&R Waterworks Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Based on 191,663,136 shares of the Issuer’s Class A common stock outstanding as of January 19, 2024, as set forth in the Prospectus Supplement, after giving effect to the Transactions.

CUSIP No. 21874C 102

1.	Names of Reporting Persons Core & Main Management Feeder, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,631,130 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,631,130 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,631,130 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.8% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Includes 9,630,186 shares of the Issuer’s Class A common stock issuable upon exchange of Partnership Interests of Holdings, together with the retirement of an equal number of shares of Class B common stock of the Issuer, held directly by the Reporting Person, on a one-for-one basis or, at the election of a majority of the disinterested members of the Issuer’s board of directors, for cash from a substantially concurrent public offering or private sale (based on the Class A common stock sold in such public offering or private sale), net of any underwriting discounts and commissions, for each Partnership Interest exchanged, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions, as well as any adjustment on account of any discrepancy in distributions made to such holder not made on a pro rata basis.

(2)

Based on an aggregate of 191,663,136 shares of the Issuer’s Class A common stock outstanding as of January 19, 2024, as set forth in the Prospectus Supplement, after giving effect to the Transactions, as well as 9,630,186 shares of the Issuer’s Class A common stock issuable to the Reporting Person, as set forth in the prior footnote.

CUSIP No. 21874C 102

1.	Names of Reporting Persons CD&R Waterworks Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Based on 191,663,136 shares of the Issuer’s Class A common stock outstanding as of January 19, 2024, as set forth in the Prospectus Supplement, after giving effect to the Transactions.

CUSIP No. 21874C 102

1.	Names of Reporting Persons CD&R Waterworks Holdings G.P., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Based on 191,663,136 shares of the Issuer’s Class A common stock outstanding as of January 19, 2024, as set forth in the Prospectus Supplement, after giving effect to the Transactions.

CUSIP No. 21874C 102

1.	Names of Reporting Persons CD&R Associates X Waterworks, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Based on 191,663,136 shares of the Issuer’s Class A common stock outstanding as of January 19, 2024, as set forth in the Prospectus Supplement, after giving effect to the Transactions.

CUSIP No. 21874C 102

1.	Names of Reporting Persons CD&R Investment Associates X, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Based on 191,663,136 shares of the Issuer’s Class A common stock outstanding as of January 19, 2024, as set forth in the Prospectus Supplement, after giving effect to the Transactions.

Item 1.

(a)	Name of Issuer

Core & Main, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1830 Craig Park Court

St. Louis, Missouri 63146

(314) 432-4700

Item 2.

(a)	Name of Person Filing

Name of Person Filing	Address	Citizenship
CD&R Fund X Advisor Waterworks B, L.P.	c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, New York, New York, 10152	Cayman Islands

CD&R Fund X Waterworks B1, L.P.	c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, New York, New York, 10152	Cayman Islands

CD&R Fund X-A Waterworks B, L.P.	c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, New York, New York, 10152	Cayman Islands

CD&R Waterworks Holdings, LLC	c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, New York, New York, 10152	Delaware

Core & Main Management Feeder, LLC	1830 Craig Park Court St. Louis, Missouri 63146	Delaware

CD&R Waterworks Holdings, L.P.	c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, New York, New York, 10152	Delaware

CD&R Waterworks Holdings G.P., Ltd.	c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, New York, New York, 10152	Cayman Islands

CD&R Associates X Waterworks, L.P.	c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, New York, New York, 10152	Cayman Islands

CD&R Investment Associates X, Ltd.	c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, New York, New York, 10152	Cayman Islands

CD&R Fund X Advisor Waterworks B, L.P., CD&R Fund X Waterworks B1, L.P., CD&R Fund X-A Waterworks B, L.P., CD&R Waterworks Holdings, LLC, Core & Main Management Feeder, LLC, CD&R Waterworks Holdings, L.P., CD&R Waterworks Holdings G.P., Ltd., CD&R Associates X Waterworks, L.P. and CD&R Investment Associates X, Ltd. (collectively, the “Reporting Persons”) have entered into a Joint Filing Agreement, dated February 13, 2024, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which such Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)	Address of Principal Business Office or, if none, Residence

See Item 2(a) above.

(c)	Citizenship

See Item 2(a) above.

(d)	Title of Class of Securities

Class A Common Stock, par value $0.01 per share

(e)	CUSIP Number

21874C 102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

N/A

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See below.

(b)	Percent of class:

See below.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See below.

(ii)	Shared power to vote or to direct the vote

See below.

(iii)	Sole power to dispose or to direct the disposition of

See below.

(iv)	Shared power to dispose or to direct the disposition of

See below.

As of the date of this Amendment No. 2 to the Schedule 13G relating to the Issuer (“Amendment No. 2”), each of the Reporting Persons beneficially owned the number and percentage of shares of Class A common stock of Core & Main, Inc. listed opposite its name:

Reporting Person	Amount Beneficially Owned	Percent of Class(a)	Voting Power		Dispositive Power
			Sole	Shared	Sole	Shared
CD&R Fund X Advisor Waterworks B, L.P.	0	0%	0	0	0	0
CD&R Fund X Waterworks B1, L.P.	0	0%	0	0	0	0
CD&R Fund X-A Waterworks B, L.P.	0	0%	0	0	0	0
CD&R Waterworks Holdings LLC	0	0%	0	0	0	0
CD&R Waterworks Holdings, L.P.	0	0%	0	0	0	0
Core & Main Management Feeder, LLC(b)	9,631,130	4.8%	0	9,631,130	0	9,631,130
CD&R Waterworks Holdings G.P., Ltd.	0	0%	0	0	0	0
CD&R Associates X Waterworks, L.P.	0	0%	0	0	0	0
CD&R Investment Associates X, Ltd.	0	0%	0	0	0	0

(a)

Based on an aggregate of 191,663,136 shares of the Issuer’s Class A common stock outstanding as of January 19, 2024, as set forth in the Prospectus Supplement, after giving effect to the Transactions, as well as shares of the Issuer’s Class A common stock issuable upon exchange of Partnership Interests of Holdings, together with the retirement of an equal number of shares of Class B common stock of the Issuer, beneficially owned by such Reporting Person, on a one-for-one basis or, at the election of a majority of the disinterested members of the Issuer’s board of directors, for cash from a substantially concurrent public offering or private sale (based on the Class A common stock sold in such public offering or private sale), net of any underwriting discounts and commissions, for each Partnership Interest exchanged, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions, as well as any adjustment on account of any discrepancy in distributions made to such holder not made on a pro rata basis.

(b)

944 shares of the Issuer’s Class A common stock are directly held by Core & Main Management Feeder, LLC (“Management Feeder”) and 9,630,186 shares of the Issuer’s Class A common stock are issuable upon exchange of Partnership Interests of Holdings, together with the retirement of an equal number of shares of Class B common stock of the Issuer, held directly by Management Feeder, on a one-for-one basis or, at the election of a majority of the disinterested members of the Issuer’s board of directors, for cash from a substantially concurrent public offering or private sale (based on the Class A common stock sold in such public offering or private sale), net of any underwriting discounts and commissions, for each Partnership Interest exchanged, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions, as well as any adjustment on account of any discrepancy in distributions made to such holder not made on a pro rata basis. Investment decisions with respect to the securities held by Management Feeder are made by the holders of Management Feeder common units in respect of the corresponding number of shares into which its common units are exchangeable.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

As of the date of this Amendment No. 2, the Reporting Persons have ceased to be the beneficial owners of more than five percent of Class A Common Stock of the Issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Date: February 13, 2024

CD&R FUND X ADVISOR WATERWORKS B, L.P.	By: CD&R Waterworks Holdings G.P., Ltd., its general partner

	By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

CD&R FUND X WATERWORKS B1, L.P.	By: CD&R Waterworks Holdings G.P., Ltd., its general partner

	By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

CD&R FUND X-A WATERWORKS B, L.P.	By: CD&R Waterworks Holdings G.P., Ltd., its general partner

	By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

CD&R WATERWORKS HOLDINGS, LLC	By: CD&R Waterworks Holdings, L.P., its sole member and manager
By: CD&R Waterworks Holdings G.P., Ltd., its general partner

	By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

CD&R WATERWORKS HOLDINGS, L.P.	By: CD&R Waterworks Holdings G.P., Ltd., its general partner

	By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

CD&R WATERWORKS HOLDINGS, G.P., LTD.	By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

CD&R ASSOCIATES X WATERWORKS, L.P.	By: CD&R Investment Associates X, Ltd., its general partner

	By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

CD&R INVESTMENT ASSOCIATES X, LTD.	By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

CORE & MAIN MANAGEMENT FEEDER, LLC	By:	/s/ Mark Witkowski
	Name:	Mark Witkowski
	Title:	Vice President